

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via E-mail
Mr. John P. Keefe
Chief Executive Officer
Dr. Tattoff, Inc.
8500 Wilshire Boulevard, Suite 105
Beverly Hills, California 90211

> **Re: Dr. Tattoff, Inc.**
> **Form 10-12g**
> **Filed October 5, 2011**
> **File No. 000-52836**

Dear Mr. Keefe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1. You state that "[o]ur clinics provide" laser tattoo and hair removal services and that the "laser tattoo removal services offered" at your clinics are performed by medical professionals. Your description suggests that your staff conducts laser removal. However, you also indicate on page 18 that William Kirby, D.O., Inc.'s staff performs laser removal and that your business is limited to providing management services to the entity that is responsible for "dispensing of patient care services." We also note your response to comment 41 of our letter dated March 11, 2011. Please revise page one, 18 and where appropriate to clarify who your customers are and how you generate revenues.

Competition, page 3

2. We partially reissue comment six of our letter dated March 11, 2011. Please revise to identify the principal methods of competition and any negative factors pertaining to your competitive position. See Item 101(h)(4)(iv) of Regulation S-K. In this regard we note that you deleted the disclosure formerly under Competition on page four that described marketing, labor and equipment costs, pricing and customer satisfaction as bases for competition.

Business Strategy, page 4

3. We partially reissue comment seven of our letter dated March 11, 2011. We note your disclosure in the third bullet point of this section. It is unclear if you are stating that through population and demographic analyses your future clinics will be located in areas with higher concentrations of your target demographic than your competitors' future clinics. If that is your intention, please revise to clarify how such population and demographic analyses support that statement. If you are only referring to your competitors' current clinics, please revise accordingly.

4. We note the statement on page four that you believe a new clinic will achieve cash flow break even status within its first six operational months. Please revise to delete this statement or disclose the significant underlying assumptions. In this regard, we note the statement in your response letter that you have "not yet produced positive cash flow from operations."

Government Regulation, page 6

5. We note your response to comments 13 and 14 of our letter dated March 11, 2011. Please revise to disclose in quantified terms the approximate percentage of hair and tattoo removal operations that Dr. Kirby and the other licensed physicians supervise in person verses by telephone or other telemedicine technology. Additionally, please clarify what you mean by "telemedicine technology."

Item 1A. Risk Factors, page 10
A significant majority of our revenues . . . , page 10

6. We note that the management service fee equal to 73.5% of the gross revenues of William Kirby, D.O., Inc. ("WKDO") may be adjusted upward or downward on an annual basis to reflect the fair market value of the services provided by you under the agreement. Given that substantially all of your revenues in 2009, 2010 and 2011 were derived from the management services agreement with WKDO (page F-14 and F-38) and the potential for adjustment to the management service

fee, please further describe to us how you determine the fair market value of the
services provided by you under the agreement.

Our auditors' opinions express doubt . . . , page 11

7. We note your reference to the independent auditors' reports on your December
    31, 2010, 2009 and 2008 financial statements in your risk factor. Please revise to
    remove the reference to the 2008 audit report as it is not included in your Form
    10.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

8. We note on page F-14 and F-38 that substantially all of your revenues in 2009,
    2010 and 2011 were derived from the management services agreement with
    William Kirby D.O., Inc. ("WKDO"). We further note in your response to
    comment 35 of our letter dated March 11, 2011 that you believe the inclusion of
    financial statements of WKDO may be misleading to investors. Given that
    substantially all of your revenues are derived from WKDO and that your financial
    performance significantly depends on the operating and financial performance of
    WKDO, please revise your MD&A to identify, quantify and analyze any known
    trends, demands, commitments, events and uncertainties related to WKDO that
    are reasonably likely to have a material effect on the Company. Refer to Item 303
    of Regulation S-K.

Liquidity and Capital Resources, page 23

9. Please revise to quantitatively and qualitatively describe the significant period-to-
    period variations in the individual line items of your statements of cash flows for
    each period presented.

Critical Accounting Estimate, page 25

10. We note your disclosure on page 44 of the stock options granted during the six
    months ended June 30, 2011 under the Company's 2011 Long-Term Incentive
    Plan. It appears to us that stock based compensation would be a critical
    accounting estimate. Please revise to describe the methods and key assumptions
    used to estimate the fair value of your common stock options granted in 2011, and
    the fair value of the underlying stock. Also revise to include a table disclosing the
    number of options granted in 2011, exercise price, fair value of the underlying
    stock, and fair value of the options granted.

11. We note your analysis provided in response to comment 39 of our letter dated
    March 11, 2011 to support your determination that William Kirby, D.O.

("WKDO") is a variable interest entity ("VIE"), and you are not the primary beneficiary. It appears to us that accounting for VIEs involves accounting estimates and assumptions that are subjective and have a material impact on your operating performance. Please revise to provide critical accounting policies disclosure for VIEs that describes the qualitative assessments made in determining to not consolidate WKDO.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 27

12. We partially reissue comment 23 of our letter dated March 11, 2011. Please provide the names of the beneficial owners of CIBC Trust Company (Bahamas) Limited as Trustee of Settlement T-555.

Item 5. Directors and Executive Officers, page 28

13. We note that you have removed all references to Vyteris, Inc. in your disclosure of the business experience of Messrs. Bauer, Burleson and Kanter. Please advise us of why such information is no longer relevant to your disclosure.

Item 10. Recent Sales of Unregistered Securities, page 40

14. We partially reissue comment 29 of our letter dated March 11, 2011. Please disclose the exemption from registration claimed for the transactions described under Q3 2007 Convertible Bridge Financing and Q4 2007 Bridge Financing on page 40.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009
Statements of Operations, page F-5

15. We note the extraordinary gain on troubled debt restructuring of $1,940,663 for the year ended December 31, 2010, and that you classified the gain as extraordinary because you believe it meets both the unusual nature and infrequency of occurrence criteria in ASC 225-20-45-2 given the nature of the Company's business. Please further explain to us the basis for your conclusion that the debt restructuring meets both the unusual nature and infrequency of occurrence criteria in ASC 225-20-45-2. In your response, include your consideration of your history of operating losses, negative operating cash flows and going concern to arrive at your conclusion.

Notes to Financial Statements, page F-8
Note 1. Organization and Nature of Operations, page F-8
Organization, page F-8

16. Please revise to provide the applicable disclosures required by ASC 810-10-50-7 through 50-19 for a public entity that holds a significant variable interest, but is not the primary beneficiary.

Reorganization Program and Troubled Debt Restructuring, page F-8

17. We note that the troubled debt restructuring was approved by your Board of Directors in March 2010 and completed as of August 10, 2010. Please quantify and tell us how you accounted for the legal fees and other direct costs that you incurred in granting the equity interests to creditors, and all other direct costs that you incurred to affect the troubled debt restructuring. Refer to ASC 470-60-35-12. Also tell us where such legal fees and other direct costs are included in your table on page F-10.

18. We note on page F-10 that you recognized a gain in the amount of the difference between the fair value of the shares issued and the carrying amount of the debt eliminated; and that for related party transactions you did not recognize a gain, but treated the transaction as a capital contribution. We further note that you valued the shares of common stock issued to debt holders at $0.052668 per share, the amount at which shares were sold in the private offerings held in connection with the restructuring from the period of August 10, 2010 to December 31, 2010 (page 24). Please explain to us and revise to discuss why you believe the fair value of the shares issued to debt holders upon their conversions and cancellations effective as of August 10, 2010, was the same as the per share value of stock subsequently sold in private offerings from August 10, 2010 to December 31, 2010.

Revenue Recognition, page F-13

19. We note your disclosure that revenue derived from the management services you provide to William Kirby D.O., Inc. ("WKDO") is based on a fixed percentage of 73.5% of the gross revenues of WKDO, as defined in the Management Services Agreement (Exhibit 10.6). We further note in Section 4.a of Exhibit 10.6 that gross revenues are defined to mean "all amounts received by Corporation relating to any and all professional services, ancillary services, and supplies related to tattoo removal, hair removal, and other services utilizing lasers or IPL devices (but excluding other general, surgical and cosmetic dermatology services) rendered through the Corporation by the Physicians and Licensed Health Professionals to patients at the Practice Sites, whether such revenues are received in cash from patients, private or prepaid insurance, other third party payors or any other source less any refunds provided and less any credit card fees imposed." Please revise your revenue recognition footnote to further describe how the gross revenues of WKDO are determined, including whether they are based on an accrual or cash basis.

Earnings Per Share, page F-14

20. Please revise to include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations. Also revise to disclose the securities that could potentially dilute basic EPS in the future that were not in included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1.

Note. 9. Commitments and Contingencies, page F-25
Operating Leases, page F-25

21. We note that your clinic leases are generally subject to annual escalation provisions that range from 3% to 4%. We further note on page 22 that your clinic rent increased by approximately $12,000 in 2010 due to rent escalation clauses. It appears to us that your clinic leases include scheduled rent increases that are not dependent on future events. Please revise to disclose how you account for the rent escalation clauses of your leases. Refer to ASC 840-20-25-2.

Financial Statements as of and for the Six Months Ended June 30, 2011 and 2010
Balance Sheet, page F-29

22. Please revise to also include your December 31, 2010 balance sheet with your June 30, 2011 interim balance sheet. Refer to Rule 8-03 of Regulation S-X.

Note 1. Organization and Nature of Operations, page F-33

23. We note on page one that you own and operate the clinic located in Dallas, Texas that was opened in June 2011. We further note your analysis provided in response to comment 39 of our letter dated March 11, 2011 to support your determination that William Kirby, D.O. ("WKDO") is a variable interest entity ("VIE"), and you are not the primary beneficiary. Please revise your footnotes to clearly describe the basis of presentation of your owned operations, and the operations under the management services agreement with WKDO. Also revise your revenue recognition footnote on page F-36 to separately describe your revenue recognition policies for these two operations, or explain to us why such a revision is not required.

Note 4. Accrued Expenses and Other Liabilities, page F-39

24. We note the advance customer payments of $40,873 as of June 30, 2011. Please describe to us the nature of these advance payments and tell us your accounting policy for them.

Note 6. Notes payable, page F-39

25. We note your equipment promissory notes payable of $160,055 and $62,103 as of June 30, 2011 and December 31, 2010, respectively. Please revise to describe the nature of the equipment and the key terms of the note, including the amounts financed, interest rates, maturity dates, subordinate features and any restrictive covenants.

Note 8. Shareholders' Equity, page F-40
Stock Options, page F-40

26. We note on page 37 that the Company entered into a Purchase Option with Chicago Investments on January 21, 2011, pursuant to which Chicago Investments was granted the right to acquire up to 9,493,430 shares of common stock at an exercise price of $0.052668 per share on or before August 10, 2011. We further note that you do not include disclosure of this stock option in the footnotes to your June 30, 2011 financial statements. Please tell us how you accounted for this stock option, and where it is recorded in your June 30, 2011 financial statements. Also revise to include footnote disclosure of this option or explain to us why you believe that such disclosure is not required.

Warrants, page F-41

27. We note that you issued warrants to a third party to purchase 901,879 shares in March 2011, and that you accounted for these warrants in additional paid-in capital (page F-31). We further note the voluntary adjustment feature of these warrants in Section 8 of Exhibit 10.20, and it appears to us that the exercise price of the warrants is not fixed. Please provide us with your analysis to support your conclusion to record these warrants as equity instead of a liability. Refer to ASC 815-40-15-7D.

Note 10. Subsequent Events, page F-43

28. Please disclose the date through which you have evaluated subsequent events, and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Exhibits

29. We note your response to comment 48 of our letter dated March 11, 2011 and reissue that comment in part. Please note that Item 601(b)(10) of Regulation S-K also refers to material contracts that were entered into not more than two years before the filing of the registration statement. Please file or incorporate by reference the documents relating to your 2010 restructuring, prior management

services agreements and any selling agreements and related amendments entered into with Dawson James Securities that were entered into not more than two years before the filing of the Form 10 and that were material to you when entered into. Alternatively, provide an expanded discussion of why you believe filing such agreements is unnecessary pursuant to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director